Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

October 31, 2023

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 11103
Balanced Income Equity and ETF Portfolio, Series 65
(the “Trust”)
CIK No. 1989599 File No. 333-274948

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.If a principal investment of the Trust, please also add distressed debt securities to the list of investment types that the ETF portion of the Trust invests in (consistent with the risk disclosure).

Response:The Trust notes that while distressed debt securities do not rise to a level of principal investment for the Trust, the Trust believes the current risk disclosure is adequate and necessary for investor comprehension as the distressed debt securities risk disclosure is substantially related to the high-yield securities risk disclosure. As such, the Trust respectfully declines to add distressed debt securities to the Portfolio Selection Process section.

Risk Factors

2.With respect to “companies with various market capitalizations,” if the Trust has exposure to small and/or mid capitalization companies, please include a risk factor for small and/or mid capitalization companies.

Response:If the Trust has exposure to small and/or mid capitalization companies, appropriate risk disclosure will be added to the Trust’s prospectus. If the Trust does not have exposure to small and/or mid capitalization companies, the “Additional Portfolio Contents” disclosure will be revised accordingly.

3.With respect to the “Interest Rate Risk,” please delete “recently” to be consistent with the “Market Risk” disclosure, which notes “. . . the Federal Reserve has raised interest rates and expects to continue to do so . . . .”

Response:In accordance with the Staff’s comment, the word “recently” in the fourth sentence of the “Interest Rate Risk” will be removed and the sentence will be replaced in its entirety with the following:

“The Federal Reserve has raised interest rates and expects to continue to do so in response to inflation.”

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon